Viceroy Exploration Ltd.

News Release #2005.02

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE

PRELIMINARY ECONOMIC ASSESSMENT –
QUEBRADA DEL DIABLO DEPOSIT, GUALCAMAYO PROJECT

Vancouver, British Columbia, January 12, 2005 - Viceroy Exploration Ltd. (the "Company") is pleased to announce that AMEC Americas Ltd. (“AMEC”) has completed a Preliminary Economic Assessment (the “Study”) on the Quebrada del Diablo (“QDD”) deposit on the Company’s 100% held Gualcamayo project, San Juan Province, Argentina. The Study, dated January 11, 2005, and entitled “Preliminary Assessment and Economic Evaluation of the Quebrada del Diablo Deposit, Gualcamayo Project” will be filed on SEDAR and available for viewing on the Company’s website www.viceroyexploration.com by close of business today.

The Study was prepared under the supervision of Mr. Mark Pearson, P.Eng., an independent qualified person as defined by National Instrument 43-101. The geology and resource estimate for this report were completed by Mr. Ron Simpson, P.Geo., principal of Geosim Services Ltd., and previously filed on SEDAR on December 8, 2004.

Highlights of the Study include:

     Average annual gold production over a projected 10 year mine life of 96,100 ounces based on 80% recovery from a heap-leach operation;
     Average cash costs of US$133 per ounce;
     Pre-production capital of US$55.7 million;
     Sustaining capital over the 10 year life of mine of US$14.4 million;
     Projected after-tax internal rate of return (“IRR”) of 32.3% based on US$400 per ounce of gold.

The above numbers are based on scoping level estimates, with an accuracy of ±35%.

The Study includes the use of Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Therefore, there is no certainty that the results predicted by this Study will be realized. This report also speculates on the impact of exploration success on the project economics. This speculation is intended to provide the Company with direction for future exploration only.

The Study proposes an operation consisting of a series of open pits to mine the east and west portions of QDD. The ore would be moved to one of two ore passes located within the pit. This eliminates the need for a truck fleet. The ore would then be crushed and conveyed approximately 1.5 km to heap-leach facilities located in the valley below QDD. The proposed production rate is 10,000 tonnes per day (tpd) of ore. The Study proposes that the limestone cap above the main QDD deposit be pre-stripped and pushed into the valley below the deposit. This will allow continuous access to the ore. Including the pre-strip, the waste-to-ore ratio is 2.25 to 1. Excluding pre-strip, which will be capitalized, the average life-of-mine strip ratio is 1.63 to 1. Recovery of gold from the heap-leach facilities has been estimated at 80%.

Power requirements are low, as most conveyors will run downhill thereby generating power which will be used elsewhere on the project.

The labour force would be predominantly Argentine, generally from the local communities of Jachal and Guandacol. A camp accommodation facility would be constructed at site for the employees.

The capital cost estimate for the design, procurement and construction of the proposed 10,000 tpd heap-leach facility and associated infrastructure, including direct and indirect costs are as follows:

Area	Total US$ (000)
Mine Pre-strip Mine Facilities Process Plant Heap-leach Facilities (including crushing plant) Infrastructure Indirect Costs Owner’s Costs Contingency	6,506 3,946 3,200 17,666 4,663 6,130 4,290 9,299
Total	55,700

The direct operating costs for the project over the mine life are estimated to average US$3.70 per tonne. This deposit is a broadly-disseminated body facilitating bulk mining methods. The mining costs are based on bulldozing or dumping the ore into in-pit 5-meter diameter ore passes thereby eliminating the need for trucks. Average total operating cash costs are estimated at US$133 per ounce of gold.

The IRR for the base case of US$400/oz of gold is 32.3% . At metal prices 10% below and above the base case, the IRR ranges from 24.5% to 37.8% .

Patrick Downey, President and CEO of the Company stated, “We are extremely pleased with the results of the Study. It indicates that QDD is a robust and attractive stand-alone project. Furthermore, our recent drill results indicate that we can continue to expand this resource. In addition, the fact that the Amelia Ines and Magdalena resources have yet to be included in any economic assessment adds to the potential of our Gualcamayo project. We are also well advanced with our current drilling and metallurgical studies. As recommended by AMEC, Viceroy will proceed with a pre-feasibility study in which we plan to incorporate additional resources at QDD, Amelia Ines and Magdalena.”

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo Gold Project, in San Juan Province, Argentina. On December 6, 2004 (News Release #2004.24) the Company completed a private placement with total proceeds totalling $12.3 million.

As stated in News Release #2004.21, the main resource lies within the QDD deposit and the most recent measured and indicated resource estimate includes 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Ines deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes averaging 2.82 g/t Au (192,000 ounces) using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Ines and the adjacent Magdalena deposit amount to 2.9 million tonnes grading 1.88 g/t Au (176,000 ounces).

For further information please contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements